N-SAR ITEM 77C

         Van Kampen American Capital Pennsylvania Tax Free Income Fund




(a)  A Special Meeting of Shareholders was held on July 21, 1995.

(b)  The election of Trustees included:

     J. Miles Branagan, Richard E. Caruso, Philip P. Gaughan, Roger Hilsman,
     R. Craig Kennedy, Dennis J. McDonnell, Donald C. Miller, Jack E. Nelson, Don G. Powell, David Rees, Jerome L. Robinson, Lawrence J. Sheehan, Fernando Sisto, Wayne W. Whalen and William S. Woodside.

     Effective September 7, 1995, Mr. Caruso ceased serving as a Trustee and Ms. Linda H. Heagy commenced serving as a Trustee.

     Effective January 29, 1996, Messrs. Gaughan, Rees and Sheehan ceased serving as Trustees.

(c)  The following were voted on at the meeting:

     1) Approval of the Pennsylvania Fund's amendment to its Declaration of Trust

          For      10,517,591              Against     74,156

     2) Ratification of the selection of KPMG Peat Marwick LLP as independent accountants for the Fund's current fiscal year.

          For      10,659,993              Against     60,533

d)   Inapplicable



                                N-SAR Item 77I


         Van Kampen American Capital Pennsylvania Tax Free Income Fund





     As of May 1, 1995, Class D Shares of the Fund have been eliminated.

     Also as of May 1, 1995, the Fund amended the terms of its Class A Shares to include the following:

             "There is no sales charge payable at the time of purchase on those investments of $1 million or more, although for such investments the Fund imposes a contingent deferred sales charge of 1.00% on redemptions made within one year of the purchase. A commission will be paid to dealers who initiate and are responsible for purchases of $1 million or more as follows: 1.00% on sales of $2 million, plus 0.80% on the next million, plus 0.20% on the next $2 million and 0.08% on the excess over $5 million."